Exhibit 99.109

LETTER OF CONSENT

I, Gerald Beauchamp, refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of statements prepared by me or under my supervision in the Annual Information Form of HudBay dated March 17, 2008, which forms a part of the Registration Statement, and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Gerald Beauchamp
Per:	Gerald Beauchamp, B.Sc. P.Eng.

Dated: January 22, 2009